SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF [Corporate Taxpayer’s Roll/Treasury Department] under no. 01.832.635/0001-18

NIRE [Company Roll Registration Number] 35.300.150.007

MINUTES OF THE ADMINISTRATION COUNCIL MEETING

HELD ON FEBRUARY 25, 2011

Date, Time and Place: February 25, 2011, at 08:30 am, at the Company’s headquartered located at Avenida Jurandir nº 856, Lote 04, 1º andar, Jardim Ceci, in the City of São Paulo, State of São Paulo. Attendance: Attended by all members of the Administration Council.  Board: Chairwoman, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda of the day and decisions: I. Approval of the financial statements, the administration report and opinion by public accountants, opinion by Audit and Finances Committee and administrators account, related to the year ended on December 31, 2010, as the Board of Directors comments on the Company’ s financial status. II. Approval of the legal destination according to the Board of Director’s proposal. III. Approval of the capital budget according to the Exhibit 1 to these minutes.  IV. Approval of the vote to be pronounced at the General Extraordinary Meeting of TAM Linhas Aéreas S/A, in order to incorporate  TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S/A. V. Approval of rendering the guarantee by the Company, as performance bond for all TAM Linhas Aéreas S/A obligations undertaken in the following instruments, as well as related documents: (i) Aircraft Lease Agreement, related to the aircraft A321-231, serial number 4662, prefix PT-MXI, to be signed between  Santander Lease, S.A., E.F.C., as the owner, a company to the defined as lessor and TAM Linhas Aéreas S/A, as lessee; (ii) Financing Agreement of 01 (one) engine, model PW4170, to be signed between Crédit Agricole and TAM Linhas Aéreas S/A; and (iii) Financing Agreement of 04 (four) engines, models PW4170, IAE V2500-A5, GE90 and CFM56-5B4, to be signed between Crédit Agricole and TAM Linhas Aéreas S/A. Closing: Nothing else to be discussed, the works were concluded and this minutes was drawn-up in summary, which being read is signed by all. São Paulo, February 25,  2011. (signed) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Councilors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Alexandre Silva, Marco Antonio Bologna, Waldemar Verdi Junior, André Esteves and Emilio Romano. True copy of the minutes drawn up in proper book.

_________________________________ Flávia Turci Secretary

Exhibit 1:

Capital Budget for 2011:

Resources Origin

Retention of earnings in 12/31/2010 (a)	574
Completion od financial resources according to note (b)	174
Total	748

Resources Investments

Planned investment in fleet expansion (PDP’s) (c)	502
Other investments in fixed assets (d)	246
Total	748

(a)     Retained earnings in 2010 (estimated)

(b)     Cash and cash equivalent/ or short-term loan (estimated)

(c)     Fleet expansion – PDP’s (estimated)

(d)     Investments in CAPEX (estimated)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.